UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PALISADE BIO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

696389105

(CUSIP Number)

David Willie

Yuma Regional Medical Center

2400 S Avenue A

Yuma, AZ 85364

(928) 344-2000

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 696389105

1	Name of Reporting Person Yuma Regional Medical Center
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,247,452
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,247,452
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,247,452
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 19.0%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Palisade Bio, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5800 Armada Drive, Suite 210, Carlsbad, California 92008.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is filed by Yuma Regional Medical Center, an Arizona non-profit corporation (the “Reporting Person”). The Reporting Person is a not-for-profit hospital providing medical care in the Yuma, Arizona area. The principal address of the Reporting Person is 2400 S Avenue A, Yuma, AZ 85364.

Current information concerning the identity and background of each executive officer and director of the Reporting Persons is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) – (e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an Arizona non-profit corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate consideration for the purchase of the shares of Common Stock and Warrants (as defined below) in the Private Placement (as defined below) was approximately $5.2 million. The funds to purchase such shares of Common Stock and Warrants came from the working capital of the Reporting Person.

Item 4.	Purpose of Transaction.

In March 2019, the Reporting Person made a strategic investment in Leading BioSciences, Inc. (“LBS”). On December 16, 2020, LBS entered into an Agreement and Plan of Merger, with the Issuer (then known as Seneca Biopharma, Inc.), pursuant to which LBS, was acquired by the Issuer (the “Merger”). The Merger was consummated on April 27, 2021 and the Reporting Person received shares of Common Stock of the Issuer in exchange for its shares of common stock of LBS and the Issuer assumed the Reporting Person’s warrants to purchase common stock of LBS agreeing to deliver shares of Issuer Common Stock upon exercise. Consequently, after the closing of the Merger, the Reporting Person held 304,479 shares of Common Stock and warrants (the “Prior Warrants”) to purchase up to 55,603 shares of Common Stock. The Prior Warrants consist of (i) warrants to purchase up to 40,785 shares of Common Stock at a price of $41.20 per share, which are currently exercisable and expire in accordance with their terms on March 8, 2029, (ii) warrants to purchase up to 13,595 shares of Common Stock at a price of $41.20 per share, which are currently exercisable and expire in accordance with their terms on August 15, 2029, and (iii) warrants to purchase up to 1,223 shares of Common Stock at a price of $26.85 per share, which are currently exercisable and expire in accordance with their terms on October 15, 2030.

The Reporting Person acquired additional shares of Common Stock as part of a strategic investment in the Issuer on August 19, 2021. The Issuer entered into a Securities Purchase Agreement, dated as of August 19, 2021 (the “Purchase Agreement”) with the Reporting Person in a private placement (the “Private Placement”) pursuant to which the Issuer sold to the Reporting Person 1,509,896 shares of Common Stock at a price of $3.45 per share and warrants (the “2021 Warrants” and together with the Prior Warrants, the “Warrants”) to purchase up to 377,474 shares of Common Stock of the Issuer at a purchase price of $3.45 per share. The 2021 Warrants are immediately exercisable and expire in accordance with their terms, on August 19, 2026. The shares of Common Stock underlying the 2021 Warrants will become issuable by the Issuer upon the exercise by the Reporting Person of the 2021 Warrants. The aggregate consideration for the shares of Common Stock and the 2021 Warrants acquired in the Private Placement was approximately $5.2 million.

Except as set forth above, the Reporting Person currently does not have any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters. In addition, the Reporting Person may purchase or sell shares of Common Stock or exercise the Warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of August 19, 2021, the Reporting Person had direct beneficial ownership of 2,247,452 shares of Common Stock consisting of 1,814,375 shares of Common Stock and the right to acquire an additional 433,077 shares of Common Stock within 60 days as of the date hereof pursuant to the Warrants. The Board of Directors of the Reporting Person, acting by a majority vote of its members, has the authority to direct the vote and/or disposition of any and all shares of Common Stock as well as the exercise of all or any Warrants held by the Reporting Person.

The aggregate percentage of shares of Common Stock reported by the Reporting Person is based upon 11,398,698 shares of Common Stock outstanding as of August 20, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2021, filed on August 23, 2021.

Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the Covered Persons beneficially own any shares of Common Stock as of August 27, 2021 other than Covered Persons (i) Robert J. Trenschel, who owns personally options to purchase up to 15,886 shares of Common Stock which were acquired as compensation for his position as a director of the Issuer; (ii) Bharat Magu, who owns personally 1,522 shares of Common Stock and warrants to purchase up to 271 shares of Common Stock, which were all acquired using personal funds; (iii) David Willie, who owns personally 2,283 shares of Common Stock and warrants to purchase up to 407 shares of Common Stock, which were all acquired using personal funds; (iv) Woody Martin, who owns 12,500 shares of Common Stock; which were all acquired using personal funds; and (v) Julie Engel, who indirectly through her spouse owns 500 shares of Common Stock, which were all acquired using personal funds. The Reporting Person disclaims beneficial ownership of each Covered Person’s shares of Common Stock and such shares of Common Stock are excluded from the aggregate amounts reported by the Reporting Person in this Schedule 13D.

(c) Other than as disclosed herein, there have been no reportable transactions with respect to the Common Stock of the Issuer within the 60-day period ended August 27, 2021 by the Reporting Person or, to the best knowledge of the Reporting Person, any Covered Person.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Purchase Agreement, the Issuer is required to file a registration statement with the Securities and Exchange Commission within sixty (60) days of the closing of the Private Placement to register for resale the shares of Common Stock and the shares of Common Stock underlying the 2021 Warrants sold in the Private Placement. The Issuer is obligated to use its reasonable best efforts to keep such registration continuously effective until the earlier of (i) the fifth anniversary of the effective date of the initial registration statement, (ii) the date that all of the shares of Common Stock and shares of Common Stock underlying warrants issued in the Private Placement may be sold under Rule 144 without limitation or restriction within a three-month period or (iii) immediately prior to the closing of a change of control of the Issuer.

Dr. Trenschel, the President and Chief Executive Officer of the Reporting Person, has been a board member of the Issuer since April 27, 2021.

On October 16, 2020, the Issuer issued an unsecured promissory note for a principal sum of $500,000 with an original issue discount of ten percent to the Reporting Person. Interest accrued on the unpaid principal amount at a rate equal to ten percent per annum, compounded annually. The note was due and payable 180 days from the issuance date, or April 14, 2021. On May 25, 2021, the Issuer and the Reporting Person amended the note to (i) extend the maturity date of the note to November 15, 2021 and (ii) provide for six monthly payments of $90,901 starting June 15, 2021 in full amortization of the note. As of June 30, 2021, the outstanding balance of the note, including accrued interest, was $445,000.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Securities Purchase Agreement, dated as of August 19, 2021, by and between Palisade Bio, Inc. and Yuma Regional Medical Center.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2021

YUMA REGIONAL MEDICAL CENTER

By:	/s/ David Willie
Name:	David Willie
Title:	Chief Financial Officer

Annex A

The following is a list of the executive officers and directors of Yuma Regional Medical Center (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation.

Executive Officers of Yuma Regional Medical Center:

Name	Position	Business Address	Citizenship
Robert J. Trenschel, DO, MPH	President & Chief Executive Officer	2400 S. Avenue A Yuma, AZ 85364	US
Deborah Aders, RN, MS, CIC	Chief Nursing Officer and Vice President of Patient Care Services	2400 S. Avenue A Yuma, AZ 85364	US
Bharat Magu, MD	Chief Medical Officer	2400 S. Avenue A Yuma, AZ 85364	US
Trudie Milner, PhD	Chief Operating Officer	2400 S. Avenue A Yuma, AZ 85364	US
Fredrick Peet, CHCIO-Eligible	Chief Information Officer	2400 S. Avenue A Yuma, AZ 85364	US
Diane Poirot, MBA, SPHR, SHRM-SCP	Chief Human Resources Officer	2400 S. Avenue A Yuma, AZ 85364	US
David Willie, MBA	Chief Financial Officer	2400 S. Avenue A Yuma, AZ 85364	US
Machele Headington, MBA	Vice President of Marketing & Communications	2400 S. Avenue A Yuma, AZ 85364	US
Robert Seibel, JD	General Counsel	2400 S. Avenue A Yuma, AZ 85364	US

Directors of Yuma Regional Medical Center:

Name	Principal Occupation or Employment	Business Address	Citizenship
Woody Martin, Board Chair	Retired	8040 E. Adobe Ridge Road Yuma, AZ 85365	US
John Sternitzke, Vice Chair	Founder, Engineer Sternco Engineers, Inc.	202 S. 1st Avenue, Suite 205 Yuma, AZ 85364	US
Louie Gradias, Secretary / Treasurer	US Federal Public Defenders	2285 S. 4th Avenue, Yuma, AZ 85364	US
Lora Dana	President Country Club Motors & RV	6651 E. Gila Ridge Road Yuma, AZ 85365	US
Claudia Dima, MD	Physician (Cardiology)	2475 S. Avenue A Yuma, AZ 85364	US
Fred Earle	Account Executive Spectrum Reach	350 W. 16th Street, #201 Yuma, AZ 85364	US
Julie Engel	President & Chief Executive Officer Greater Yuma Economic Development Corporation	899 Plaza Circle, Suite 2 Yuma, AZ 85365	US
Kevin Imes	Superintendent Southwest Technical Education District of Yuma (STEDY) – CTED	899 East Plaza Circle Yuma, AZ 85365	US
Ashvin Shah, MD	Physician (Pulmonology) Sleep Center of Yuma	2110 W. 24th Street Yuma, AZ 85364	US
John Williams	Executive Director Hospice of Yuma	1824 S. 8th Avenue Yuma, AZ 85364	US
Robert J. Trenschel, DO, MPH	President & Chief Executive Officer Yuma Regional Medical Center	2400 S. Avenue A Yuma, AZ 85364	US